Exhibit 99.3

CTW

(Incorporated in the Cayman Islands with limited liability)
(Nasdaq Ticker: CTW)

____________________

FORM OF PROXY FOR ANNUAL GENERAL MEETING

to be held on November 27, 2026
(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the Annual General Meeting of the Company (the “AGM”) to be held at Sumitomo Shiba Koen Building, 17th Floor, 2-7-17 Shiba, Minato-ku, Tokyo, 105-0014, Japan, on November 27, 2026 at 10:00 AM (Tokyo time), and at any adjourned or postponed meeting thereof. Holders of record of our ordinary shares at the close of business on October 29, 2026 (Cayman Islands time) (the “Record Date”) are entitled to attend the AGM and any adjournment or postponement thereof in person.

To be valid, this Form of Proxy must be completed, signed, and returned in the manner directed herein by the undersigned shareholder as soon as possible so that it is received no later than 48 hours before the time of the AGM.

TO VOTE ONLINE:    www.Transhare.com. Click on Vote Your Proxy. Enter Your Control Number.

TO VOTE BY EMAIL:    Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX:    Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL:    Please sign, date and mail to:

Proxy Team
Transhare Corporation
17755 US Highway 19 N
Suite 140
Clearwater FL 33764

CTW

(Incorporated in the Cayman Islands with limited liability)
(Nasdaq Ticker: CTW)

____________________

FORM OF PROXY FOR ANNUAL GENERAL MEETING

to be held on November 27, 2026
(or any adjourned or postponed meeting thereof)

I/We, _____________________, of __________________________________________, the undersigned, being the registered holder of _____________ Class A ordinary shares, par value US$0.0001 per share and _____________ Class B ordinary shares, par value US$0.0001 per share of CTW (the “Company”), hereby appoint the Chairman of the Annual General Meeting as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be held at Sumitomo Shiba Koen Building, 17th Floor, 2-7-17 Shiba, Minato-ku, Tokyo, 105-0014, Japan (or at any adjourned or postponed meeting thereof), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	PROPOSALS	FOR (Note)	AGAINST (Note)	ABSTAIN (Note)
1.

As a ordinary resolution:

THAT the Company be and is hereby authorized to effect a consolidation of the Company’s issued and outstanding and authorized but unissued Class A ordinary shares of par value US$0.0001 each on a basis ranging from no consolidation to a consolidation of 1:300 (the “Reverse Share Split”) at any time within three (3) years from the date on which this resolution is passed, with the board of directors of the Company being authorized, in its sole and absolute discretion, to determine the exact ratio of the Reverse Share Split and the date and time at which the Reverse Share Split shall become effective, and to take all such actions and do all such things as it may consider necessary or desirable to give effect to, or to determine not to proceed with, the Reverse Share Split.

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2.

As an ordinary resolution:

THAT the shareholders hereby waive their rights to any fraction of a share resulting from the Reverse Share Split, and authorize such fractions to be cancelled and returned to the pool of authorized but unissued shares in the capital of the Company.

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3.

As an ordinary resolution:

THAT (i) the Company give, make, sign, execute and deliver all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) in relation to the matters contemplated in the foregoing resolutions as may be considered necessary or desirable by any director or officer of the Company for the purpose of the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in the foregoing resolutions, and (ii) any one director or officer or the registered office provider of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate, or desirable to give effect to the foregoing resolutions as such director or officer or the registered office provider, in his/her/its absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

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Dated ____________________, 202_

Signature(s) ____________________